

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 9, 2008

Ms. Georgina Martin
Chief Financial Officer
Cheetah Oil & Gas Ltd.
17 Victoria Road,
Nanaimo, B.C. V9R4N9

>   **Re: Cheetah Oil & Gas Ltd.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed May 15, 2008**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
>   **Filed November 13, 2008**
>   **Response letter dated October 27, 2008**
>   **File No. 000-26907**

Dear Ms. Martin:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements, page 22

Statement of Operations, page 26

1.   We note your response to prior comment 2, indicating that the difference between the $14,235,365 cumulative loss for the period from inception to December 31, 2007 that is reported in your Statements of Operations and the corresponding amount reported for the same period in the Statement of Cash Flows represents a transitional adjustment to the beginning balance in the amount of $150,000. We do not envision an explanation that would adequately support reporting different amounts for the same measure, covering the same period, within your financial statements. We reissue prior comment 2.

Note 5 – Dilution of Cheetah Oil & Gas (B.C.) Limited

2.   We note your response to prior comment 4, regarding your decision to not separately report activity associated with discontinued operations, stating that the disposal of a 90% interest in Cheetah BC was recorded as a "dilution" rather than "the disposal as discontinued operations" due to the fact that you still hold a 10% interest in this entity.

However, you have not identified any supporting authoritative guidance, nor have you offered any explanation about why the guidance in paragraph 42 of SFAS 144 would not apply. We do not see how your characterization of the event as dilution diminishes the importance of reporting discontinued operations.

If you have accounted for the disposal as a capital transaction, in addition to addressing the presentation issue outlined above, please identify the accounting literature that you have relied upon in formulating this methodology and provide a schedule showing the outstanding shares of Cheetah BC before and after the event, clarifying the extent to which new shares were issued to complete the transaction.

Please submit a schedule showing the activity associated with Cheetah BC that is included in your financial statements for each period. We reissue prior comment 4.

Note 11 – Advance Payable

3.   We have read your response to prior comment 5, concerning the accrued interest payable that you report in the equity section of the balance sheet as "shares to be issued." You clarify that you had entered into an agreement with the debtors in December 2007 to accept shares for the interest due, but had not issued the shares as of the end of the period. However, you have not explained how the arrangement constitutes an extinguishment of the liability as of the end of the reporting period. Please submit your explanation along with a copy of the executed agreement. We reissue prior comment 5.

Controls and Procedures, page 49

4.   We have your response to our prior comment 6, regarding the missing disclosure about internal control over financial reporting and have the following observations. Please contact us by telephone if you require further clarification or guidance.

       (a)   The revisions you propose include the statement "…management conducted an evaluation of the effectiveness of our internal control over financial reporting *as of the evaluation date*…" Please further revise your disclosure to clearly indicate the date as of which the evaluation was conducted, as required by Item 308(a)(3) of Regulation S-B.

       (b)   We note your statement that there have been no *significant* changes in your *internal controls* or other factors that could significantly affect these controls *subsequent* to the evaluation date. The guidance in Item 308(c) of Regulation S-B, requires that you address changes that occurred during the last fiscal quarter, rather than subsequent to the evaluation. Please revise accordingly.

       (c)   We see your proposed disclosure stating that internal control over financial reporting was not effective "…due to our failure to provide our management's report on internal control over financial reporting."

               While not disclosing management's report on internal control over financial reporting indicates that *disclosure controls and procedures* were not effective, the other material weaknesses described appear to be more closely associated with a determination that *internal control over financial reporting* was not effective.

               Please revise to clarify how the disclosure problem and various material weaknesses relate to your conclusions on the effectiveness of disclosure controls and procedures and internal control over financial reporting.

Form 10-Q for the Quarter Ended September 30, 2008

Controls and Procedures, page 21

5.   We note that although you concluded that both disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2007; and that disclosure controls and procedures were not effective as of March 31, 2008; you concluded that both disclosure controls and procedures and internal controls over financial reporting were effective as of June 30, 2008. We see that you similarly conclude on disclosure controls and procedures as of September 30, 2008. However, you also indicate that there have been no meaningful changes in your internal controls over financial reporting. Please expand your disclosure to explain how you have resolved the material weaknesses identified at December 31, 2007 and March 31, 2008.

Ms. Martin
Cheetah Oil & Gas Ltd.
December 9, 2008
Page 4

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

     Sincerely,

     Karl Hiller
     Branch Chief